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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.  5   )*
                                          ---

                             Capsure Holdings Corp.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, par value $.05
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   140673104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Susan Obuchowski
Equity Group Investments, Inc. Two N. Riverside Plaza, Suite 600, Chicago, IL 60606-2607 (312) 466-4010
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
     COMMUNICATIONS)

                               December 18, 1996
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


CUSIP NO.   A0673104                             PAGE 2     OF  3     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Arlington Leasing Co.
         88-0132727
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

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3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
            CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
          HAVE THE SAME MEANING AS THEY HAVE IN THE INITIAL SCHEDULE
                       13D AND ANY AMENDMENTS THERETO.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a), (c) and (e) On December 18, 1996, Arlington contributed all of the shares of Common Stock beneficially owned by it to Equity Capsure Limited Partnership, an Illinois limited partnership ("Equity"), in exchange for a limited partnership interest in Equity. As a result of such contribution, on December 18, 1996, Arlington ceased to be a beneficial owner of more than 5% of the Issuer.




                                   SIGNATURES
                                   ----------


After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  December 26 ,1996



                                                     Arlington Leasing Co.,
                                                     a Nevada corporation



                                                     By:  /s/  Samuel Zell
                                                         ------------------
                                                         Samuel Zell, President


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